UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

PCTEL, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69325Q105

(CUSIP Number)

Chain of Lakes Investment Fund, LLC

8101 34th Avenue South, Suite 400

Bloomington, Minnesota 55425

Attention: Christopher B. Woodruff

Telephone: (651) 256-6160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No. 69325Q105

1	NAMES OF REPORTING PERSONS Chain of Lakes Investment Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,736,549 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,736,549 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,549 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Percentage calculated based on 18,417,701 shares of common stock, par value $0.001 per share, outstanding as of May 10, 2019, as reported in the Form 10-Q for the quarterly period ended March 31, 2019, of PCTEL, Inc.

SCHEDULE 13D

CUSIP No. 69325Q105

1	NAMES OF REPORTING PERSONS Christopher B. Woodruff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,736,549 shares (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,736,549 shares (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,549 shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As described in Item 2 of the Original Schedule 13D, Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Issuer held by Chain of Lakes Investment Fund, LLC ("COLIF") as a result of his position as President of COLIF. Reference is made to Item 2 to the Original Schedule 13D. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.
(2)	Percentage calculated based on 18,417,701 shares of common stock, par value $0.001 per share, outstanding as of May 10, 2019, as reported in the Form 10-Q for the quarterly period ended March 31, 2019, of PCTEL, Inc.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D (the “Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2018 by Chain of Lakes Investment Fund, LLC, a Delaware limited liability company (“COLIF”) and Christopher B. Woodruff (each a “Reporting Person”), with respect to shares of common stock, $0.001 par value per share (the “Common Stock”), of PCTEL, Inc., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 1,736,549 shares of Common Stock acquired was approximately $7,059,671.67 (including brokerage commissions and transaction costs).

Item 5. Interest in Securities of the Issuer

(a) - (b)	As of the date hereof, COLIF beneficially owns the Common Shares noted on COLIF’s cover page hereto. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.

(c)	The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on June 12, 2019. Unless otherwise indicated, all such transactions were effected in the open market.

Transaction Date	Nature of Transaction	Shares Purchased	Share Price	Aggregate Purchase Price
4/26/2019	Bought	9,000	$4.70	$42,306.95
6/10/2019	Bought	92	$4.61	$429.07
6/10/2019	Bought	400	$4.62	$1,848.00
6/12/2019	Bought	100	$4.59	$464.45
6/12/2019	Bought	13,600	$4.60	$62,560.00

Except as set above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2019

CHAIN OF LAKES INVESTMENT FUND, LLC

By:	/s/ Christopher B. Woodruff
Name:	Christopher B. Woodruff
Title:	President

/s/ Christopher B. Woodruff
Christopher B. Woodruff